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BeWell helps India's 80K+ hospitals comply with recent Insurance regulation

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Technology · Saas · Services · Legal · Healthcare

OVERVIEW · UPDATES 1 · WHAT PEOPLE SAY 10 · ASK A QUESTION 3

LEAD INVESTOR

Divya Mahadevan

BeWell, with it's vision to transform and digitize healthcare infrastructure in India, has arrived at the perfect time to help medical institutions comply with the new government regulations. I grew up in India and have had first hand experience of the medical system there. After moving to the US, I realised that a lot of the stress related to paperwork can be eliminated by a simple digital system. Considering how stressful a hospital visit can be, an innovative solution like BeWell's products can make a huge difference in making the whole process a little better. I have known Alagiri and Vishnu for over 15 years now. Their partnership is uniquely admirable. They complement each other while also being able to challenge each other's ideas constructively. Their ability to commit to and execute a plan while being adaptive to challenging situations is a trait I have always seen in them. I believe that this time will be no different. I have watched them gather all the skills required to run a successful company. This is evident from how quickly hospitals have been eager to adopt the BeWell product.I completely trust that BeWell will go places. I am glad that I am able to invest in such an extraordinary team and am happy to be a small part of the BeWell journey.

Invested $30,000 this round

Highlights

1. 🏢 Helps hospitals comply with new regulations so that they could work with 530 million insured Indians.
2. 🚀 Signed 6 hospitals and digitized 6,000 patient records since launching 4 weeks ago
3. 📈 $1,500 MRR since launch
4. 💡 No known competitors in India offering high tech compliance support + hospital management software
5. 🇮🇳 1.5B total addressable market in India
6. 👨 Founding team with software engineering, AI, and ICU medical experience
7. 💵 $150k raised on the same terms
8. 🆙 Fixing the regulatory compliance is the wedge into India's large healthcare ecosystem

Our Team

Alagiri Senthilkumar Chief Executive Officer

Data & Analytics PM - Zenefits who built products that increased the customer upsell rate by 9x.

Vishnu Vardhana B Chief Technology Officer

Masters in Software Engineering and a software engineer for 10 years.

Sri Devi Chief Medical Consultant

ICU Doctor who has handled 10k+ emergency cases in accredited hospitals.

Pitch

BeWell Digital
Inclusive & Quality
healthcare for all





"" BeWell Digital helps India's **1.5mn** hospitals, labs, clinics and pharmacies comply with insurance regulatory compliance so that they could work with 530 Million insured Indians.

BeWell Digital

The new Insurance regulation requires...

- Hospitals to obtain quality accreditation in order for them to work with 530mn+ insured Indians
- Takes 3-6 months time
- Every two year renewal



BeWell Digital

How BeWell Digital helps hospitals?

- Obtain quality accreditation for working with Insurance
- With a Software
- Makes it available on Day 1
- And helps them digitize patient health record



BeWell Digital

In four weeks of Launch.



6 Hospitals

$1500 Monthly recurring revenue

5000 Patient records

BeWell Digital

The SaaS Market size is $1.25B just in India

	Product need	# of entities	Total Market Size
Hospitals	NABH compliance	50,000	$350,000,000
Labs	NABL compliance	1,10,000	$330,000,000
Pharmacy	Digitization	8,00,000	$400,000,000
Clinics	Digitization	8,00,000	$150,000,000
		1AM	$1,230,000,000

BeWell Digital

No other player does compliance and HMS



COMPLIANCE ONLY	HOSPITAL MANAGEMENT SYSTEM (HMS)	COMPLIANCE + HMS
LOW TECH	HIGH TECH	HIGH TECH

BeWell Digital

""









Meet the Team
VISHNU
CHIEF TECHNOLOGY OFFICER
Masters in Software Engineering and a software engineer for 10 years.
ALAGIRI
CHIEF EXECUTIVE OFFICER
Data & Analytics PM - Zenefits who built products that increased the customer upsell rate by 9x
SRIDEVI
CHIEF MEDICAL CONSULTANT
ICU Doctor who has handled 10k+ emergency cases in accredited hospitals
BeWell Digital

BeWell Digital is building the operating system for India's 1.5mn hospitals, labs, clinics and pharmacies by starting with insurance regulatory compliance.
BeWell Digital

BeWell Digital
Insurance regulatory compliance for India's 1.5mn hospitals, pharmacies and labs.
- Hospitals to obtain quality accreditation in order for them to work with 530mn + Insured Indians
- Launched 4 weeks ago: 6 paying hospitals, $1,500 MRR
- $1.5B TAM in India
- Team - ICU doctor, Zenefits PM and full stack engineer

🔗 **Link to recorded Clubhouse pitch night on Startup Club**